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                         Filed by Diebold, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933

                         Subject Company: Global Election Systems Inc. Diebold's Commission File No. 001-04879


On August 7, 2001, Diebold, Inc. ("Diebold") released the following information.


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         MEDIA CONTACT:                                      INVESTOR CONTACT:
         BARBRA GONZALEZ                                     JOHN KRISTOFF
         +1 330 490 5900                                     +1 330 490 6786
         gonzalb@diebold.com                                 kristoj@diebold.com



         FOR IMMEDIATE RELEASE:
         AUGUST 7, 2001

DIEBOLD AMENDS LETTER OF INTENT WITH GLOBAL ELECTION SYSTEMS

NORTH CANTON, Ohio - Diebold, Incorporated (NYSE:DBD) announced that it has amended the terms of its non-binding letter of intent relating to the acquisition of Global Election Systems Inc. (AMEX: GLE; TSE: GSM) by Diebold that was announced on June 21, 2001.

As a result of due diligence and Global's financial performance, Diebold revised its offer to purchase all outstanding shares of Global for a combination of cash (20-percent) and stock (80-percent) valued at $1.135 per common share of Global Election Systems. The stock portion of the consideration is subject to a maximum of .03027 Diebold shares and a minimum of .02421 Diebold shares for each Global Election Systems share. Global currently has 21.4 million shares outstanding on a fully diluted basis.

In connection with the amendment of this non-binding letter of intent, Diebold completed the critically needed financing of approximately $5 million to Global, and is producing more than 500 AccuVote-TS touch screen voting terminals for Global under a contract manufacturing agreement.

"This acquisition would complement our existing core competencies in self-service technology and security," said Walden W. O'Dell, Diebold chairman, president and chief executive officer. "Global possesses outstanding voting solutions, and would provide Diebold with considerable expertise and knowledge of the U.S. election solutions market."

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O'Dell continued, "With Diebold's solid financial position, manufacturing capability and a nationwide service and support organization, we are poised to become a formidable solutions provider for the elections industry. We expect the U.S. voting marketplace to generate $1.5 to $2.0 billion in hardware revenue during the next four to five years. This acquisition would allow us to immediately capitalize on this thriving market."

Global Election Systems Inc., is an industry leader in the election equipment marketplace with over 850 jurisdictions in North America utilizing its AccuVote (optical scan) or AccuVote-TS (touch screen) voting systems. Its product line also includes VoteRemote, a high speed automated absentee ballot printing and processing system. Global's acquisitions and strategic alliances have enabled the Company to participate in international bids involving nationwide voting system projects.Diebold, Incorporated is a global leader in providing integrated self-service delivery systems and services. Diebold employs more than 10,000 associates with representation in more than 80 countries worldwide and headquarters in Canton, Ohio, USA. Diebold reported revenue of $1.7 billion in 2000 and is publicly traded on the New York Stock Exchange under the symbol 'DBD.' For more information, visit the company's Web site at www.diebold.com.

THIS DOCUMENT DOES NOT CONSTITUTE A SOLICITATION BY DIEBOLD OR ITS BOARD OF DIRECTORS OR EXECUTIVE OFFICERS OF ANY APPROVAL OR ACTION OF ITS STOCKHOLDERS. DIEBOLD WILL FILE A PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION WITH THE SEC. STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEBSITE MAINTAINED BY THE SEC AT www.sec.gov. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY DIEBOLD FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM DIEBOLD, P.O. BOX 3077, 5995 MAYFAIR ROAD, CANTON, OHIO 44720-8077, ATTENTION: INVESTOR RELATIONS, OR BY TELEPHONE AT (330) 490-4000.

DIEBOLD AND ITS DIRECTORS AND EXECUTIVE OFFICERS, MAY BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF DIEBOLD IN CONNECTION WITH THE ACQUISITION. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF DIEBOLD AND THEIR OWNERSHIP OF DIEBOLD'S STOCK IS SET FORTH IN DIEBOLD'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000. STOCKHOLDERS OF DIEBOLD MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS BY READING THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995:
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Certain information contained in this release is forward-looking, including statements regarding the value of the consideration that Global Election Systems' stockholders are projected to receive from the transaction and the likelihood that the acquisition will be completed. Certain information in this release concerning Diebold's business may also be forward-looking, including the future business prospects for Diebold and the future impact of certain actions and plans Diebold intends to implement in its business. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond Diebold's control. Actual results may differ materially from those anticipated in any forward-looking statement as a result of certain risks and uncertainties, including, without limitation, the completion of due diligence satisfactory to Diebold, the timely receipt of necessary shareholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; and the fulfillment of all of the closing conditions specified in the transaction documents. For further discussion of important risk factors that may materially affect management's estimates, Diebold's results and the forward-looking statements herein, please see the risk factors contained in Diebold's SEC filings.

YOU SHOULD ALSO READ THOSE FILINGS, PARTICULARLY DIEBOLD'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 AND QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2001, FILED WITH THE SEC FOR A DISCUSSION OF DIEBOLD'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION.